Exhibit 99.36

Genetic Technologies Q2 FY22 Cash Flow Results

Q2 momentum sets the stage for a strong FY22

Melbourne, Australia, 19 January 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, ‘Company’, ‘GTG’, ‘geneType’), a diversified Genomics and AI driven preventative health business provides its results for the quarter ended 31 December 2021.

Highlights:

●	Solid cash balance of A$13.5 million and increased customer receipts of A$1.8 million further extending runway for growth
●	‘One company two brands’ approach leverages EasyDNA acquisition with launch of the Multi-Test product
●	Multi-Test technical validation complete and submitted to NATA[1] and CMS[2] for final regulatory approval ahead of the commercial release
●	Multi-Test to address a burgeoning market determining personal risk of developing a range of serious diseases including:

	○	breast cancer
	○	colorectal cancer
	○	ovarian cancer
	○	prostate cancer
	○	coronary artery disease
	○	type 2 diabetes

●	US patent application for novel geneType COVID-19 Risk Test has been accepted and cross validation study completed in independent cohort confirming test performance and utility
●	Study of 200,000 participants presented at 2021 San Antonio Breast Cancer Symposium validating the risk model with an expanded panel of 313 Single Nucleotide Polymorphisms (SNPs)

1 National Association of Testing Authorities, Australia

2 Centers for Medicare & Medicaid Services

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

●	EasyDNA distribution network provides access to a significant addressable market with, 70 websites in 40 countries and further engagement with IBX on the COVID-19 Risk Test
●	COVID-19 Risk Test – expanded US patient access with new partnership agreement signed with 1Health and IBX. Cross validation study completed, independent cohort confirms test performance and utility. Emergence of new strains of Covid 19, such as Omicron, highlight the importance and utility of GTG’s COVID-19 Risk Test.

EasyDNA Acquisition and geneType Brand Launch

Genetic Technologies announced the acquisition of EasyDNA in July 2021 and completed the settlement process in August 2021. The four months since settlement focused on the integration of our people, products and EasyDNA platform to deliver a “One Company-Two Brand” approach for GTG. This will drive a clearer marketing and engagement structure for new and existing products coming to market. Importantly, further integration will continue over the coming quarters as the Company works to further leverage and grow the existing network of 70 websites across 40 countries.

Overall, the Company is in a strong position with a portfolio of high-quality products both in the market and under development and a substantial international platform for the distribution of the Direct-to-Consumer product base via EasyDNA.

As part of the EasyDNA integration, the Company announced the launch of the geneType rebrand in November 2021. The geneType brand is the overarching business and brand, while the EasyDNA brand with its existing network, will represent the consumer facing brands and products and drive increased awareness of GTG’s product portfolio.

Total cash receipts for the quarter from EasyDNA were A$1.8 million in line with acquisition expectations. The Company is focused on further embedding the acquisition with the inclusion of the Multi-Test and expects to see continued solid growth in revenue across all brands and products.

Commercialisation and Product Overview

The Company’s strategy to commence commercialisation and enhance the product distribution network is well underway. Key avenues for commercialisation of launched products currently include the consumer-initiated testing and online sales and marketing platform (CIT) available in Australia and the US. With the recent inclusion of the EasyDNA business the Company intends to leverage this platform to enhance the visibility and awareness of its existing products.

Core products for release include GTG’s geneType for Breast Cancer, geneType for Colorectal Cancer and the COVID-19 Risk Test with the commercial release of the Company’s Multi-Test to cover both Colorectal Cancer and Breast Cancer in addition to Prostate Cancer, Ovarian Cancer, Coronary Artery Disease and Type 2 Diabetes.

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

GTG now have distribution coverage in Australia and the US and have identified Europe and the UK as further expansion opportunities for the Company. The Company is assessing the European CE certification requirements for its products and will update the market on its progress within these regions as further clarity on timing is obtained. An Asian market entry for relevant products will also be assessed in due course.

Multi-Test Product Commercial Release

In late December 2021, the Company confirmed it is set to release phase one of the Multi-Test, subject to receiving final regulatory approval and confirms that all regulatory submissions to NATA and CMS have been completed. NATA completed their onsite audit of GTG’s Melbourne laboratory on December 15, 2021. The certifying body is preparing their final documentation on the audit in the coming weeks.

The phase one launch is the culmination of 10+ years of research and development and include Breast Cancer, Colorectal Cancer, Ovarian Cancer, Prostate Cancer, Coronary Artery Disease and Type 2 diabetes. The Company is now focused on finalising commercial distribution opportunities via our EasyDNA brand and through our existing partner network with IBX, 1 Health and Vitagene.

The direct-to-consumer genetic testing market represents a significant growth opportunity for GTG, the total worldwide market is expected to grow from US$1.2 billion in 2020 to US$2.6 billion3 in 2025, an increase of US$1.4 billion. The growth of the DTC segment is driven by a number of factors including a broader understanding of the growing demand for disease risk analysis.

Of particular relevance to GTG’s Multi-Test development is the emergence of Precision Medicine and its ability to classify individuals into subpopulations that differ in their susceptibility to a particular disease. GTG’s Risk Assessment Tests are an important part of eliminating the traditional “one size fits all” approach, enabling preventive or therapeutic measures to be concentrated on patients who will gain the most benefit, significantly improving patient outcomes and health economics.

COVID-19 Risk Test

In December 2021, the Company announced a new partnership to expand access to the COVID-19 Risk Test in the US through its agreement with IBX and 1health on their ‘Vitagene’ platform directly from https://genetype.com/for-individuals/COVID-19/.

1health is a leading US-based cloud platform service provider for diagnostic test management. 1health has built infrastructure that helps laboratories, such as IBX and their customers, connect patients to testing and care. 1health’s services will be managed in partnership with IBX under our three-year co-exclusive licence agreement previously announced on March 3, 2021.

3 https://www.technavio.com/report/direct-to-consumer-genetic-testing-market-size-industry-analysis&nowebp

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

The Company has continued to expand and develop the geneType COVID-19 Risk Test, having recently completed a cross-validation study on a European data set confirming the test performance metrics. A paper describing the study has now been submitted to a peer-reviewed journal and will be released upon publication. The emergence of the Omicron variant underscores the importance of being able to identify those patients, whether vaccinated or not, who are at greater risk of developing severe disease.

The geneType COVID-19 Risk Test is designed to predict disease severity in people aged 18 and older, using genetic and clinical information providing a risk score that can be used to understand a person’s risk of contracting a serious case of COVID-19. In addition, employers, governments, and other public health entities may use the data to make informed decisions about disease risk, treatment options, and importantly guiding vaccination and booster priorities. According to the Centers for Disease Control and Prevention, as at 15 January 2022, only 74.9% of the US population had received at least one shot of a COVID-19 vaccine, leaving approximately 83 million Americans unvaccinated. The geneType COVID-19 Risk Test could assist these people to better understand their risk of severe disease, while providing those who are vaccinated (approximately 249 million people) with an incentive to obtain a booster if they are at high risk of severe disease.

Research and Publications

Over the quarter, the Company has continued to invest in its product development supporting a self-funded study in collaboration with the Institute of Public Health in St Louis, and continued progress with the Multi-Test slated for release in the coming months.

In December 2021, GTG’s Director of Clinical Affairs, Dr Erika Spaeth Tuff presented a poster at the San Antonio Breast Cancer Symposium. In her presentation Dr Spaeth Tuff released new data that demonstrated a next generation version of the Company’s geneType Breast Cancer Test with an expanded panel of 313 SNPs showed improved discrimination and calibration over traditional clinical models. The study included over 200,000 women and highlighted GTG’s commitment to the ongoing development of geneType Breast Cancer Risk Test.

The Company is pleased to report a further peer-reviewed research publication entitled “Ability of known colorectal cancer susceptibility SNPs to predict colorectal cancer risk: A cohort study within the UK Biobank” Gafni A, Dite GS, Spaeth Tuff E, Allman R, Hopper JL (2021) was published on PLOS

The study describes how the addition of a polygenic risk score to a family history model improves the stratification and discriminatory performance of both 10 year and full lifetime risk using a prospective population-based cohort within the UK Biobank.

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Current screening guidelines in the UK, USA and Australia focus solely on family history and age for risk prediction, even though the vast majority of the population do not have any family history. The results support the view that a combined polygenic risk score and first-degree family history model could be used to improve risk stratified population screening programs.

Corporate and Financial Overview

At the end of the quarter GTG has A$13.5 million in cash and cash equivalents, providing adequate runway to support the commercialisation initiatives for the Multi-Test and COVID-19 Risk Test.

Net cash used in investing activities of A$3.5 million in the two quarters to December 2021 quarter comprised mainly the acquisition of and investment in the EasyDNA business and assets.

Cash outflows used in operating activities were A$2.2 million. Cash receipts from customers for the December quarter were A$1.8 million (primarily associated with EasyDNA product sales and the building sales of GeneType for Breast Cancer and Colorectal Cancer products), grants and interest received was A$72k. Expenses incurred on a cash basis during the quarter included research and development and staff costs of A$1.3 million associated with the geneType product development. Additionally, the Company incurred A$671k associated with targeted advertising and marketing with expenditure expected to increase as the company enhances its sales and marketing focus in future quarters.

During the December 2021 quarter, net cash payments to directors were A$68k comprising A$51k as director fees and A$17k as consulting fees.

Outlook

The Company remains focused on the commercialisation opportunities for the Multi-Test, continued leveraging the EasyDNA brand and product suite to grow the revenue base, further investment in R&D to enhance our Multi-Test offering and COVID-19 Risk Test and continuing to remain at the cutting edge of genetic testing and preventative health.

Commenting on the forward outlook, Simon Morriss stated: “We are pleased with the progress made over this quarter and with the integration of the EasyDNA team while continuing to advance our product commercialisation pathway opportunities.

Investor Webinar

The Company will provide an investor webinar to discuss the quarterly results. To register please follow the link below.

Date: Friday 21st January 2022

Time: 9:30am AEDT

Registration Link: https://us02web.zoom.us/webinar/register/WN_YLLED0yxRHGiDMX6htX8jg

Authorised for release by the Board of Genetic Technologies Limited

-END-

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Investor Relations (AUS)	Investor Relations and Media (US)
Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity
Genetic Technologies Limited

ABN	Quarter ended (“current quarter”)
17 009 212 328	31 December 2021

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	1,809	2,659
1.2	Payments for
	(a) research and development	(128)	(203)
	(b) product manufacturing and operating costs	(1,060)	(1,380)
	(c) advertising and marketing	(671)	(1,021)
	(d) leased assets	(112)	(222)
	(e) staff costs	(1,185)	(2,431)
	(f) administration and corporate costs	(882)	(1,579)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	6	15
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	66	66
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(2,157)	(4,096)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	(10)	(3,472)
	(c) property, plant and equipment	(15)	(17)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(25)	(3,489)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	-	-

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	15,742	20,903
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,157)	(4,096)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(25)	(3,489)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	-	-
4.5	Effect of movement in exchange rates on cash held	(51)	191
4.6	Cash and cash equivalents at end of period	13,509	13,509

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	4,965	5,698
5.2	Call deposits	8,544	10,044
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	13,509	15,742

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	68
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

During the quarter, the Company made payments to related parties of the entity and their associates as disclosed in Item 6.1 of the Appendix 4C amounting to $68k. The payments related to the net pay of salaries, directors fees and consulting fees (inclusive of GST) on normal commercial terms.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	191	0
7.4	Total financing facilities	191	0

7.5	Unused financing facilities available at quarter end		191

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

1.	Secured – Bank of America, US$25,000 facility with interest at 9.25%
2.	Unsecured – National Australia Bank, $150,000 facility with interest at 15.5%

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(2,157)
8.2	Cash and cash equivalents at quarter end (item 4.6)	13,509
8.3	Unused finance facilities available at quarter end (item 7.5)	191
8.4	Total available funding (item 8.2 + item 8.3)	13,700

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	6.4

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	19 January 2022

Authorised by:	Mike Tonroe
Company Secretary

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.